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Follow-Up Materials

06013116

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunder Sword Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1260 FISCAL YEAR 10-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/4/06

#82-1260

THUNDER SWORD RESOURCES INC.

6031 Tranquille Place
Richmond, British Columbia, V7C 2T2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting of the shareholders of Thunder Sword Resources Inc. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on May 26, 2006, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended October 31, 2005.
2. To fix the number of Directors at four.
3. To elect Directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the Directors to fix the remuneration to be paid to the auditor.
6. To consider and, if thought fit, to pass an ordinary resolution approving and ratifying the Company's currently implemented Stock Option Plan, subject to regulatory approval, as more fully set forth in the information circular accompanying this notice.
7. To consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia)).
8. To consider and, if thought fit, to pass a special resolution to alter the Notice of Articles of the Company by canceling the authorized Preference shares without par value.
9. To consider and, if thought fit, to pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.
10. To consider and, if thought fit, to pass a special resolution adopting new Articles.
11. To consider and, if thought fit, to approve the Option Agreement between the Company and 101073531 Saskatchewan Ltd., as more fully set forth in the information circular accompanying this notice.
12. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

AR/S 10-31-05

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 10th day of April, 2006.

BY ORDER OF THE BOARD

"SIEGFRIED NAGUSCHEWSKI"
SIEGFRIED NAGUSCHEWSKI
PRESIDENT

grb\051901\agm\0169

THUNDER SWORD RESOURCES INC.

6031 Tranquille Place
Richmond, British Columbia, V7C 2T2

Telephone Number: *(604)-275-8222* *Facsimile Number:* *(604)-274-5600*

INFORMATION CIRCULAR

(As at April 10, 2006, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "Meeting") of the Company to be held on May 26, 2006 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company, 6031 Tranquille Place, Richmond, British Columbia, V7C 2T2, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to**

change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 99,895,000 shares divided into 98,895,000 common shares without par value (the "shares"), of which 10,419,578 shares are issued and outstanding, and 1,000,000 preference shares without par value (the "preference shares"), of which none are issued as at the date hereof. Persons who are registered shareholders at the close of business on April 24, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	*No. of Shares Owned or Controlled*	*Percentage of Outstanding Shares*
Matty Goldstein	2,539,271	24.37%
Tosna Consulting	1,781,026[1]	17.09%

1 Tosna Consulting, an entity controlled by Iris Naguschewski.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a Director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed* [2]
SIEGFRIED NAGUSCHEWSKI[1] Richmond, B.C., Canada PRESIDENT/CEO/DIRECTOR	President, Thunder Sword Resources Inc.	1979	300,000
MATTY GOLDSTEIN[1] Vancouver, B.C., Canada DIRECTOR	President, Erres Imports Inc.	1998	2,539,271
THORNTON J. DONALDSON Vancouver, B.C., Canada DIRECTOR	President, Canwest Petroleum Corporation (formerly Uranium Power Corporation)	April 2006	Nil
WILLIAM DYNES Calgary, Alberta, Canada Director	Consulting Geologist	April 2006	Nil

1 Member of the Audit Committee.

2 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 10, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed Director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

 (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

 (ii) was subject to an event that resulted, after the Director or executive officer ceased to be a Director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

The following Directors of the Company hold Directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Thornton Donaldson	Canwest Petroleum Corporation
William Dynes	Prize Mining Corp. New Meridian Mining Corp.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 (**"Statement of Executive Compensation" ("Form 51-102F6")**) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at October 31, 2005 and the other three most highly compensated executive officers of the Company as at October 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions (2) ($)	LTIP Payouts ($)	
Siegfried Naguschewski CEO	*2005*	*30,000*	*Nil*	*6,000*	*Nil*	*Nil*	*Nil*	*Nil*
	2004	*30,000*	*Nil*	*6,000*[1]	*Nil*	*Nil*	*Nil*	*Nil*
	2003	*30,000*	*Nil*	*6,000*[1]	*Nil*	*Nil*	*Nil*	*Nil*
CFO	*N/A*							

[1] Car allowance.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under the Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to the officers, employees and Directors. The Company did not grant stock options to the Directors during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	***Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)***	***Weighted-average exercise price of outstanding options, warrants and rights (b)***	***Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)***
Equity compensation plans approved by securityholders	Nil	N/A	1,041,957
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil		1,041,975

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Morgan & Company, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Morgan & Company were first appointed as auditors on January 1, 2002.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

Exemption in Section 6.1 of MI 52-110

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consisted of four Directors, three of whom were independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Sharon Goldstein, Matty Goldstein and James Tostenson were independent. Siegfried Naguschewski is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. The independent Directors are able to meet at any time without any members of management including the non-independent Directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent Directors.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members would be provided with:

1. access to recent, publicly filed documents of the Company, and
2. access to management.

Board members are encouraged to communicate with management and auditors.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has not adopted a Code of Conduct.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates and the Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent Directors are Matty Goldstein and Sharon Goldstein. These Directors have the responsibility for determining compensation for the Directors and senior management.

To determine compensation payable, the independent Directors review compensation paid for Directors and CEOs of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company.

Board Committees

The Company has one committees, namely, the Audit Committee:

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development.

Audit Committee

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following were the members of the Committee in regard to the financial year ended October 31, 2005:

Siegfried Naguschewski	Not independent ①	Financially literate ①
James R. Tostenson	Independent ①	Financially literate ①
Matty Goldstein	Independent ①	Financially literate ①

① As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
Oct. 31, 2005	$3,300	$450	$500	$0
Oct. 31, 2004	$3,450	$1,500	$300	$0

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a Stock Option Plan (the "Plan") effective February 25, 2004, which was approved by the Exchange and the shareholders of the Company. The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock Option Plan pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

(b) Adoption of New Charter Documents

The *Business Corporations Act* (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles ("Articles") with a view to incorporating some of these more flexible provisions of the New Act. The Directors believe that amending the Company's Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Annual General and Special Meeting at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, B.C., V6C 2T5, and at the Annual General and Special Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a) the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b) the Company's Notice of Articles is altered accordingly;

(c) any Director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d) the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 98,895,000 common shares without nominal or par value to an unlimited number of common shares without par value and 1,000,000 Preference shares without nominal or par value to an unlimited number of preferred shares without par value.Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a Special Resolution, that:

(a) the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and the number of Preference shares without nominal or par value to an unlimited number of preferred shares without par value;

(b) the Company's Notice of Articles be altered accordingly;

(c) any Director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1. Certain changes to the Notice of Articles, Articles and share structure may now be made by Directors' resolution or ordinary resolution. A description of the changes is provided below;
2. The Directors, by Directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;
3. Shareholders' meetings may be held by electronic means;
4. The quorum for Shareholders' meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and
5. Shareholder meetings may, if authorized by Directors' resolution, be held in jurisdictions outside British Columbia.

<u>Changes to Notice of Articles, Articles and share structure</u>: If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. by Directors' resolution or ordinary resolution, as determined in each case by the Directors,

   (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

   (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

   (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

   (d) change unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

   (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f) subdivide all or any of its unissued, or fully paid issued, shares, and

(g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the Directors' powers, control or authority.

2. if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that

(a) the Company adopt the Articles in substitution for the existing articles of the Company;

(b) any Director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c) the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

(c) Approval of Option Agreement to Acquire Mineral Claims

The Company has entered into an Option Agreement to acquire a 51% interest in 7 blocks of mineral claims comprising approximately 74,772 hectares (184,761 acres), situated approximately 240 kms. northwest of La Ronge, Saskatchewan.

These properties are located within or at the margin of the south central portion of the Athabasca Basin areas of Saskatchewan and are accessible by float or ski or aircraft from La Ronge.

In order to exercise the option, the Company is required to pay the Optionor, 101073531 Saskatchewan Ltd. (the "Optionor") a total of $1,000,000, of which $500,000 is due on the date that the Option Agreement is accepted for filing by the TSX Venture Exchange (the"Exchange") and the completion by the Company of an equity private placement of $2,000,000 (the "Effective Date"). The remaining $500,000 is payable twelve months from the Effective Date. In addition, the Company is required to issue the Optionor 5,000,000 shares of the Company on the Effective Date (the "Option Shares"). The Option Shares will be subject to standard escrow and release restrictions imposed by the Exchange. The principal of the Optionor is Richard Coglon.

The Company has announced a non-brokered private placement through the sale of 1,500,000 units, at $1.50 per unit, each unit consisting of one share and one warrant to acquire one additional share for a period of two years at $2.00 per share. The Company will have the right to force the exercise of the warrants if the average trading price of the Company's shares exceeds $2.50 per share for a period of ten consecutive trading days.

In addition, the Company, to exercise the option, will be required to incur not less than $1,000,000 in exploration expenditures on the properties by October 1, 2006, an additional $3,000,000 in exploration expenditures on or before October 1, 2007, and an additional $4,000,000 in exploration expenditures on or before October 1, 2008.

Upon the exercise of the Option, the Optionor would receive a 1½% production royalty and a joint venture would be formed between the Optionor and the Company. The Option Agreement is subject to the acceptance of the Exchange.

The Optionor has recently engaged Furgo Airborne Surveys to undertake the acquisition and analysis of a magnetic airborne survey covering some 3565 line kilometers of the optioned claims. This program is ongoing and expected to complete by mid to late May 2006. The cost of this program will be borne by and included in the total expenditures to be expended by the Company on the properties up to October 1, 2006.

It is the intent of the Company, upon the approval of the Option Agreement to continue to carry out exploration on the properties to explore for economic uniformity type and Eagle Point type uranium deposits.

The Company has received a National Instrument 43-101 Report ("NI 43-101") that was prepared on the optioned claims by Dr. Joe Montgomery, which NI 43-101 has been filed with the Exchange for comment. When in a form acceptable to the Exchange, the NI 43-101 will be available for viewing on the Company's profile on <u>www.Sedar.com</u>. The NI 43-101 reviewed the American Lake, Dufferin East, Dufferin West, Pooky Lake, Virgin River and Cluff Lake mineral claims which make up the Optionor's Athabasca Basin Uranium Project which had been optioned to the Company.

As set out on page 3, paragraph 9 of NI 43-101:

"The claims included in the Athabasca Basin Uranium Project have many of the attributes which are found in the past and existing uranium deposits of the Eastern Athabasca Basin and are considered by the writer to be very prospective for uranium deposits."

The Properties:

The Athabasca Basin Uranium Project is located in northern Saskatchewan along the southern margin of the Athabasca Basin (See Figure 3 attached). They lie east of Cluff Lake and mainly on the west side of Cree Lake in the Northern Saskatchewan Administration District.

The properties consist of seven groups comprising a total of 22 claims with an area of 74,722 hectares. The claims are accessible by float plane during the summer and ski-equipped planes in the winter. The communities of Cluff Lake and Key Lake are accessible by road.

They lie mainly east of Cluff Lake and west of Cree Lake in the Northern Saskatchewan Administration District.

<u>RECOMMENDATIONS</u>

Dr. Montgomery, in his NI 43-101 recommends a two phase program of exploration for the properties. The first phase of the proposed program consists of airborne geophysical surveys followed by detailed ground follow up. The airborne surveys should include a high resolution airborne electromagnetic survey such as Tempest and a magnetic survey (combined). The lines should run east-west since most of the structures run north-south.

As part of this first phase, ground follow-up of anomalous areas should be undertaken with detailed magnetic and electromagnetic surveys. At the same time, reconnaissance prospecting for mineralization, alteration and radioactivity should be undertaken. A radon detector (gamma ray spectrometer) should be used for radioactivity measurement.

The second phase consists mainly of airborne geophysics, drilling to test targets developed by the previous surveys. Samples should be taken every meter and assayed for Uranium, Thorium and Potassium for comparison with radon measurements. The two phases of the program is estimated to take six months to complete.

COST ESTIMATE

PHASE ONE

1.	PERSONNEL		
	(a) Geologist (3 mo. @$500/day)		40.000.00
	(b) Geophysicist (1.5 mo.@500/day)		25,000.00
	(c) Assistants (2) (3 mo.@$250/day)		45,000.00
	(d) Cook (3 mo.@$5,000/mth)		15,000.00
2.	TRANSPORTATION		
	(a) Air Fares (Scheduled Airlines		7,000.00
	(b) Float Plane 150 hrs @200/hr		30,000.00
3.	ACCOMODATION		
	(a) Motels		3,000.00
	(b) Camp setup		10,000.00
	(c) Camp maintenance		44,000.00
4.	GEOPHYSICAL SURVEYS (airborne)		
	(a) Contract Price		600,000.00
5.	GEOPHYSICAL SURVEYS (Ground)		
	(a) Instrument Rentals		6,000.00
	(b) Interpretation		5,000.00
6.	GROUND FOLLOWUP		
	(a) Samples (100@$5)		500.00
	(b) Assays (100@20)		2,000.00
		subtotal	$832,000.00
7.	SUPERVISION AND ENGINERRING 10%		83,000.00
		subtotal	$915,000.00
8.	CONTINGENCIES about 9%		$85,000.00

	PHASE ONE TOTAL	**$1,000,000.00**

PHASE TWO

1.	PERSONNEL	
	(a) Geologist (2)@$500/day	100,000.00
	(b) Assistant @300/day	30,000.00
	(c) Line Cutting-1,000 km@600	600,000.00
	(d) Ground Geophysics - 1,000 km@500	500,000.00
2.	TRANSPORTATION	
	(a) Service Aircraft	50,000.00
	(b) Truck Rental/Maintenance	15,000.00
	(c) Helicopter - 50 hrs.@$1,000	50,000.00
3.	ACCOMODATION	
	(a) Camp - Equipment	95,000.00
	(b) Camp - Operation - 1,500/day	150,000.00
	(c) Camp - Setup, mob./demob.	50,000.00
4.	DRILLING	
	(a) Contract 5000 m @ 200/m	1,000,000.00
	(b) Mob./Demob.	50,000.00
	(c) Assaying - 500 samples@30	15,000.00
	(d) Down Hole Probing - 1000/day	60,000.00
5.	ENGINEERING	
	Drafting, Printing, Report Preparation	30,000.00
6.	PERMITS, ENVIRONMENT	20,000.00
	SUBTOTAL	$2,815,000.00
7.	CONTINGENCIES (about 10%)	185,000.00
	PHASE TWO TOTAL	**$3,000,000.00**
	GRAND TOTAL	**$4,000,000.00**

Shareholders will be asked to consider and, if thought fit, to approve a resolution approving the Option Agreement.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 6031 Tranquille Place, Richmond, B.C., V7C 2T2, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 10th day of April, 2006.

APPROVED BY THE BOARD OF DIRECTORS

"SIEGFRIED NAGUSCHEWSKI"
SIEGFRIED NAGUSCHEWSKI
PRESIDENT


74N
74O
74P
64M
N
74K
74J
74I
64L
Cluff Lake
Dufferin West
Kercher Lake
Virgin River
Dufferin East
74F
74G
74H
64E
Pooky Lake
American Lake

Figure 3 - Claim Map (All Claim Groups)

#82-1260

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Thunder Sword Resources Inc.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Thunder Sword Resources Inc. by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Thunder Sword Resources Inc.
6031 Tranquille Place
Richmond, British Columbia, V7C 2T2 ***Fax: 604-274-5600***

#82-1260

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF THUNDER SWORD RESOURCES INC.. (the "Company") TO BE HELD AT 10TH FLOOR – 595 HOWE STREET, VANCOUVER, B.C., ON FRIDAY, MAY 26, 2006, AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, SIEGFRIED NAGUSCHEWSKI, a Director of the Company, or failing this person, MATTY GOLDSTEIN, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions

(For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (four)	______	______

		For	Withhold
2.	To elect as Director, Siegfried Naguschewski	______	______
3.	To elect as Director, Matty Goldstein	______	______
4.	To elect as Director, Thornton J. Donaldson	______	______
5.	To elect as Director, William Dynes	______	______
6.	To appoint Morgan & Company as auditor of the Company	______	______

		For	Against
7.	To authorize the Directors to fix the auditor's remuneration	______	______
8.	To approve and ratify the Stock Option Plan	______	______
9.	To pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia)	______	______
10.	To pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares	______	______
11.	To pass a special resolution adopting new Articles	______	______
12.	To approve the Option Agreement between the Company and 101073531 Saskatchewan Ltd., as more fully set forth in the information circular accompanying this proxy	______	______
13.	To transact such other business as may properly come before the Meeting	______	______

GRB\051901\AGM\0178

#82-1260

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2005 AND 2004

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Thunder Sword Resources Inc.

We have audited the balance sheets of Thunder Sword Resources Inc. as at October 31, 2005 and 2004, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

January 29, 2006

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

	OCTOBER 31 2005	OCTOBER 31 2004
ASSETS		
Current		
Cash	$ 468	$ 2,958
Accounts receivable	5,566	-
Inventory	16,189	14,259
Prepaid expenses	1,487	1,402
	23,710	18,619
Capital Assets (Note 3)	17,579	24,920
Interest In Mineral Properties (Note 4)	82,627	82,627
	$ 123,916	$ 126,166
LIABILITIES		
Current		
Accounts payable	$ 44,881	$ 38,407
Due to related parties (Note 7)	290,215	714,951
	335,096	753,358
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 5)	4,311,850	3,703,249
Contributed Surplus	154,368	154,368
Deficit	(4,677,398)	(4,484,809)
	(211,180)	(627,192)
	$ 123,916	$ 126,166

Approved on Behalf of the Board:

"S. Naguschewski" — Director

"M. Goldstein" — Director

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED OCTOBER 31 2005	2004
Sales	$ 17,407	$ 38,316
Cost Of Sales		
Inventory, beginning of year	14,259	21,189
Purchases	1,721	4,796
Freight out	489	517
Warehousing	6,005	13,043
	22,474	39,545
Inventory, end of year	16,189	14,259
	6,285	25,286
Gross Profit	11,122	13,030
Administrative Expenses		
Advertising and shareholder relations	3,442	6,939
Amortization	7,342	10,488
Automotive and travel	18,406	27,347
Consulting fees	78,000	78,000
Filing and transfer fees	13,348	15,978
Interest	28,218	64,343
Office and miscellaneous	8,803	10,108
Professional fees	7,529	6,813
Product research	103	100
Rent	38,520	35,243
Stock based compensation	-	154,368
	203,711	409,727
Net Loss For The Year	(192,589)	(396,697)
Deficit, Beginning Of Year	(4,484,809)	(4,088,112)
Deficit, End Of Year	$ (4,677,398)	$ (4,484,809)
Basic And Diluted Net Loss Per Share	$ (0.02)	$ (0.07)
Basic And Diluted Weighted Average Common Shares	8,546,814	6,014,647

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED OCTOBER 31 2005	2004
Cash Flows From (Used By):		
Operating Activities		
Net loss for the year	**$ (192,589)**	$ (396,697)
Adjustment for items not affecting cash:		
Amortization	**7,342**	10,488
Interest accrued	**(25,778)**	61,236
Stock based compensation	**-**	154,368
	(211,025)	(170,605)
Changes in non-cash working capital items:		
Accounts receivable	**(5,566)**	21,623
Inventory	**(1,930)**	6,930
Prepaid expenses	**(85)**	-
Accounts payable	**6,474**	(1,359)
	(212,132)	(143,411)
Financing Activity		
Due to related parties	**209,642**	144,286
Investing Activities		
Purchase of capital assets	**-**	(896)
Interest in mineral property	**-**	(567)
	-	(1,463)
Increase (Decrease) In Cash	**(2,490)**	(588)
Cash, Beginning Of Year	**2,958**	3,546
Cash, End Of Year	**$ 468**	$ 2,958
Supplemental Disclosure Of Cash Flow Information		
Interest paid	**$ 2,439**	$ 3,124
Shares issued for debt	**$ 608,601**	$ -

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2005 AND 2004

1. NATURE OF OPERATIONS AND GOING CONCERN

a) The Company is incorporated under British Columbia legislation and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride.

b) These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it maybe unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has incurred substantial operating losses since its inception and has a working capital deficiency of $311,386 at October 31, 2005. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business operations.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The asset which required management to make significant estimates and assumptions in determining carrying values was the interest in mineral properties.

b) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the average cost basis.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded on the diminishing balance basis over the estimated useful lives of the assets as follows:

Production equipment	30%
Computer and office equipment	30%
Vehicles	30%

d) Interest in Mineral Properties

The Company is engaged in exploring certain mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts recorded as interest in mineral properties is dependent upon confirmation of the Company's ownership in the mineral properties, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, development and establishment of a viable mining operation and continued support from creditors and shareholders.

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Losses on partial sales of properties are reflected in the income statement in the period of sale.

e) Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2005 and 2004, the Company did not have any asset retirement obligations.

g) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped and risk of ownership has transferred

h) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended October 31, 2005 and 2004 for the dilutive effect of employee stock options and warrants as there were no dilutive securities outstanding. No adjustments were required to reported loss from operations in computing diluted per share amounts.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Stock Based Compensation

The Company accounts for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to all stock options granted is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

k) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

3. CAPITAL ASSETS

	2005		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer and office equipment	$ 14,426	$ 12,949	$ 1,477
Production equipment	42,803	28,940	13,863
Vehicles	5,375	3,136	2,239
	$ 62,604	$ 45,025	$ 17,579

3. CAPITAL ASSETS (Continued)

	2004		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer and office equipment	$ 14,426	$ 12,508	$ 1,918
Production equipment	42,803	22,998	19,805
Vehicles	5,375	2,178	3,197
	$ 62,604	$ 37,684	$ 24,920

4. INTEREST IN MINERAL PROPERTIES

Sault Sainte Marie Mining Division, Province of Ontario

	2005	2004
Balance, beginning of year	**$ 82,627**	$ 82,060
Additions	**-**	567
Balance, end of year	**$ 82,627**	$ 82,627

The Company owns 100% interest in 42 mineral claims located in Sault Sainte Marie Mining Division, Ontario. The claims are subject to a 2% net smelter royalty.

5. SHARE CAPITAL

a) Authorized

98,895,000 common shares without par value
1,000,000 preference shares without par value

b) Issued and Fully Paid

	SHARES	AMOUNT
Balance, October 31, 2003 and 2004	6,014,627	$ 3,703,249
Shares issued for debt	3,803,491	608,601
Balance, October 31, 2005	9,818,118	$ 4,311,850

On March 3, 2005, the Company issued 3,803,491 common shares to settle $608,601 due to related parties.

5. **SHARE CAPITAL** (Continued)

c) Share Purchase Options

Effective March 12, 2003, the Company adopted a stock option plan. The plan provides for the grant of incentive stock options for up to 10% of the issued and outstanding common shares to employees, directors and officers of the Company. Options are granted for a term not to exceed five years from the date of grant. The plan contains no vesting requirements.

On February 25, 2004, the Company granted 601,460 stock options to a director and a consultant at an exercise price of $0.15 per share expiring on February 25, 2009. The weighted average fair value of the stock options granted was $0.29 per option.

No stock options were granted in 2005.

A summary of the changes in stock options granted for the years ended October 31, 2005 and 2004 is presented below:

	NUMBER OF SHARES	EXERCISE PRICE
Balance, October 31, 2003	-	$ -
Granted	601,460	0.15
Balance, October 31, 2004 and 2005	601,460	$ 0.15

As at October 31, 2005, the following stock options were outstanding and exercisable:

OUTSTANDING OPTIONS		
NUMBER	REMAINING CONTRACTUAL LIFE (YEARS)	EXERCISE PRICE
601,460	3.32	$ 0.15

The fair value of each option granted in 2004 is estimated on the grant date using the Black Scholes option-pricing model assuming the following assumptions: no dividend yield, expected volatility of 2004 - 257%, weighted average risk free interest rate of 2004 - 3.31% and expected life of four years.

6. INCOME TAXES

The income taxes shown in the statements of operations and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2005	2004
Statutory tax rate	35%	36%
Expected income tax recovery	$ (67,156)	$ (141,303)
Non-deductible differences	599	659
Stock based compensation	-	54,986
Other	2,560	3,736
Unrecognized tax losses	63,997	81,922
Income tax provision	$ -	$ -

Future tax assets of the Company are as follows:

	2005	2004
Operating and capital losses	$ 448,000	$ 492,000
Capital assets	29,000	27,000
Less: Valuation allowance	(477,000)	(519,000)
Future tax asset recognized	$ -	$ -

Losses that reduce future income for tax purposes expire as follows:

2006	$ 263,000
2007	$ 175,000
2008	$ 168,000
2009	$ 109,000
2010	$ 156,000
2014	$ 230,000
2015	$ 184,000

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

7. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the year:

a) Rent

During the year, the Company paid or accrued rent of $6,000 (2004 - $6,000) to a company controlled by a spouse of a director.

b) Management Services

During the year, the Company paid or accrued consulting fees of $60,000 (2004 - $60,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specified terms of repayment. As at October 31, 2005, interest expense for the year of $25,778 (2004 – $102,590) has been accrued.

During the year ended October 31, 2005, the Company issued 3,803,491 common shares to settle debt to related parties totalling $608,601.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Siegfried Naguschewski, President, Chief Executive Officer and Chief Financial Officer of Thunder Sword Resources Inc.,

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the annual period ending October 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with the issuer's CAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 27, 2006

"S. Naguschewski"
Signature
President & Chief Executive Officer

THUNDER SWORD RESOURCES INC.

Form 51-102F1

MANAGEMENT DISCUSSION AND ANYALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005
Issued February 22, 2006

This Management's Discussion and Analysis ("MD&A") prepared as of February 24, 2006, supplements, but does not form part of, the audited annual financial statements of the Company and the notes thereto for the year ended October 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company"), should be read in conjunction with the audited financial statements for the year ended October 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

Overview

The Company was listed on the Vancouver Stock Exchange on January 26, 1986 under the name of Oil City Lubricants Limited.

On May 3, 1996 it changed its name to Thunder Sword Resources Inc., when it changed its business from oil imports and distribution to a mineral resource company.

The Company is now exploring for metallic minerals including precious metals. The Company's Pilot Harbour property is located in the Sault St. Marie Mining Division of Ontario. The property, which is comprised of 42 claims (672 hectares), is located only 4½ miles SW from the Eagle River property, in the Mishibishu Lake area in Ontario, which is presently being mined by River Gold Mines Ltd.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au.

Under Agreement, the Company owns 100% interest in these claims. The claims are subject to a 2% net smelter royalty.

The Company is attempting to raise in excess of $200,000, by way of private placement, in order to undertake an extensive exploration program during this year. The objective remains unchanged to increase the resource on the Pilot Harbour deposit to a level required for a production decision, the extent of the program undertaking during this year remains dependent on the success of the financing campaign.

The Company also has a mining interest in China. The Geermu property, located a few kilometres from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for decades. The magnesium is in the tailings and ready to be used. The grade of Magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications.

The Company's aim is to provide a year-round cash flow by mining and selling this commodity.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations for the years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

	2005	2004	2003
Sales	$ 17,407	$ 38,316	$ 69,960
Net Loss from operations	$ 192,589	$ 396,697	$ 170,265
Net loss per share (basic and fully diluted)	$0.02	$0.07	$0.03
Total Assets	$ 123,916	$ 126,166	$ 164,332
Long Term Financial Liabilities	$ Ø	$ Ø	$ Ø
Cash Dividends per share	$0.00	$0.00	$0.00

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

The increase in net loss over the three years, and in particular during the past year, is primarily due to an increase in non-cash items.

Results of Operation

During the 12 month period ending Oct. 31, 2005 the Company was minimally active due to continuing lack of working capital and profitable operations. The Company remains reliant upon the continuing support of related parties.

Our Pilot Harbour property, located in the Sault St. Marie mining division of Ontario, all 42 claims are in good standing.

Under the terms of the Ontario's Living Legacy Disentanglement program the Company has received a one year extension to its mineral claims. We therefore did not conduct any explorations on the property. The Company is currently attempting to raise in excess of $200,000 by way of private placement, in order to undertake an extensive exploration program during this year. The objective remains unchanged to increase the resource on the Pilot Harbour deposit to a level required for a production decision; the extent of the program undertaken during this year remains dependent on the success of the financing campaign.

The Geermu property is located a few kilometres from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. Magnesium chloride (46%) is found in the tailing from previous mining operations and is readily available.

Magnesium chloride has a number of uses. Traditionally it was used as a dust suppressant for dirt or gravel roads. Over the past 10 years, testing of magnesium chloride has principally focused on its use on roads as an anti-icing agent. When mixed with certain emulsions, the magnesium chloride is non-corrosive, unlike sodium chloride, the most popular de-icing salt used in North America. Tests conducted by the U.S. National Research Council, various Departments of Transport in the United States and the Toronto Ministry of Transportation have found magnesium chloride to be much more effective as an anti-icing agent that results in fewer accidents and cost savings. Researchers at the University of Colorado report that they found no cause for environmental concern. Their tests showed magnesium chloride to be much friendlier to streams as compared to salt. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

A chemical analysis of the Geermu magnesium chloride conducted by Levelton Engineering Ltd. At the insistence of the Insurance Corporation of British Columbia revealed that it is extremely high in purity and low in contaminants. As such, it requires no other processing.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity of our product, which lends itself to many possibilities.

In the spring months of 2005 the Company moved its magnesium chloride storage facility to a new location, which was time consuming. We moved 10 – 8000 litre tanks, 2 – 20,000 litre tanks and 2 tankers that each hold 30,000 litres. To move these tanks they had to be emptied and then refilled.

The Company investigated the possibility of importing magnesium chloride from Israel but had to abandon the idea due to prohibitive shipping costs.

We continue to hold liquefied magnesium chloride and are currently marketing it.

During the year cash remained a limited resource. Operating costs continue to be funded by loans from directors. The directors intend to continue to fund the Company's operations until such time that financing can be arranged or sales of magnesium chloride will provide cash flow sufficient to fund the Company's operations.

Summary of Quarterly Results

(Canadian dollars - Unaudited)

	Quarter ended Oct. 31/05	Quarter ended July 31/05	Quarter ended Apr. 30/05	Quarter ended Jan. 31/05	Quarter ended Oct. 31/04	Quarter ended July 31/04	Quarter ended Apr. 30/04	Quarter ended Jan. 31/04
Sales	$ 9,829	$ 7,578	$ -	$ -	$ 24,937	$ 10,784	$ 2,595	$ -
Loss for the period from operations	$ (38,837)	$ (43,667)	$ (56,823)	$ (53,262)	$(207,082)	$ (52,522)	$(70,629)	$ (66,464)
Loss Per Share from operations - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.01)
Net Loss for the Period	$ (38,837)	$ (43,667)	$ (56,823)	$ (53,262)	$(207,082)	$ (52,522)	$(70,629)	$ (66,464)
Net loss Per Share - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.01)

Significant expenditures during the year ended October 31, 2005 and significant variations from the prior year included the following:

- Automotive & Travel - $18,406 (2004 - $27,347): Expenditures for 2005 are less due to a reduction in management and director travel during the year. The current year's level of expenditure is at a more normal level. During 2004 the Company incurred extra travel costs for to trips to China related to securing a good working relationship with government officials in the regions the Company has mineral property interests.
- Consulting - $78,000 (2004 - $78,000): Consulting expense in each fiscal year includes $60,000 paid or accrued to directors. Expenditures for the two years are consistent.
- Filing and transfer agent fees - $13,348 (2004 - $15,978); Expenditures for 2005 are $2,630 less than those of 2004. This fact reflects fewer filings during the year and to a certain extent also reflects timing differences in filing and transfer agent fees.
- Interest - $28,218 (2004 - $64,343); Interest expense includes interest accrued on amounts due to directors and interest paid on overdue trade creditor accounts. Reduction of Interest expense for the current year reflects the settlement of $608,601 due to related parties on March 3, 2005, by the issuance of 3,803,491 common shares. Interest accrued on amounts due to directors for the year is $25,778 (2004 - $61,236).
- Rent - $38,520 (2004 - $35,243); Rent includes $6,000 (2004 - $6,000) paid to a company controlled by the spouse of a director. Increase in rent during the current year reflects increased rental payments for the Company's new warehouse/yard location to which the Company's operations were moved during the year. During the year due to a major renovation of the building which houses the Company's principal offices rent was reduced by approximately $500 per month throughout the year ended October 31, 2005.
- Stock based compensation - $NIL (2004 - $154,368); Stock based compensation arose on the value of stock options granted to directors during 2004. During 2005 no stock options were granted

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the sales of magnesium chloride will increase to the point of profitability.

Liquidity

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at October 31, 2005 was $468 (2004: - $2,958). At October 31, 2005, the Company had advances from related parties totalling $290,215 (2004: - $714,951). Management is currently pursuing additional equity financing in order to cover its expenses and to pursue its objectives.

Capital Resources

Shares Authorized:	98,895,000	common shares without par value
	1,000,000	preference shares without par value
Shares Issued:	9,818,118	common shares without par value

On March 3, 2005 the Company issued 3,803,491 common shares to settle $608,601 due to related parties.

No stock options were granted during the year ended October 31, 2005.

The Company is continuing its attempts to raise the sum of at least $200,000, by way of private placement, in order to implement the exploration program on the Pilot Harbour Property and may raise funds for working capital.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet arrangements.

Related Party Transactions

The following summarizes the Company's related party transactions for the quarter ended April 30, 2005:

a) Rent

During the quarter ended October 31, 2005, the Company paid or accrued rent of $1,500 (2004 - $1,500) to a company controlled by a spouse of a director and during the year ended October 31, 2005 the amounts paid or accrued were $6,000 (2004 - $6,000).

b) Management Services

During the quarter ended October 31, 2005, the Company paid or accrued consulting fees of $15,000 (2004 - $15,000) to directors for management services and during the year ended October 31, 2005 the amounts paid or accrued were $60,000 (2004 - $60,000).

c) Due to Related Parties

The amounts due to related parties (October 31, 2005 - $290,215; 2004 $714,951) is owing to a director and to a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment.

Fourth Quarter

During the quarter ended October 31, 2005, the Company incurred general and administrative expenses of $45,181. The significant amounts during the period were consulting fees - $19,500; Interest - $4,671 and Rent - $10,786. Consulting fees include $15,000 paid or accrued to directors; Interest includes $4,046 accrued on amounts due to directors and rent includes $1,500 paid to a company controlled by the spouse of a director.

Proposed Transactions

In the upcoming period the Company is proposing to raise up to $200,000 by way of a private placement.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, curtailing operations or writing down its assets.

Changes in Accounting Policies, including Initial Adoption

There were no changes during the period

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, amounts receivable and accounts payable and accrued liabilities. The terms are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant currency, credit or interest risks from its financial instruments. The fair value is the carrying value unless otherwise noted.

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com